Exhibit 99.1

James Hardie Industries SE
Tuesday, 31 July 2012	ARBN 097 829 895

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

The Manager	Telephone (02) 8274 5239
ASX Market Announcements	Fax (02) 8274 5218
ASX
20 Bridge Street
SYDNEY NSW 2000	GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 1st Quarter FY13 results on Monday, 13 August 2012.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	2.30pm Australian Eastern Standard Time (AEST)

Dial in:	+61 2 8524 5042

Confirmation ID for the teleconference: 1779669

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

SEAN O’SULLIVAN
VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS